January 31, 2014

Mr. Michael R. Clampitt, Senior Attorney

Mr. John P. Nolan, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Form S-1 Submitted January 10, 2014

Amendment No. 1 to Registration Statement on Form S-1

Submitted January 21, 2014

Amendment No. 2 to Registration Statement on Form S-1

Submitted January 27, 2014

CIK No. 0001360683

Dear Mr. Clampitt:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 29, 2014  (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 submitted by Talmer Bancorp, Inc.  Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to Talmer Bancorp, Inc. and our wholly owned subsidiaries, Talmer Bank and Trust, First Place Bank and Talmer West Bank.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Summary

Company Overview, page 1

1.              Revise the discussion of the January 1, 2014 acquisition to disclose whether the subsidiaries acquired were profitable in the most recent period (2013) and discuss its impact going forward on the Company’s Results of Operations. Also, disclose if there are any bargain purchase gains.

Response:  We have revised Pre-effective Amendment No. 3 to Form S-1 filed simultaneously herewith (“Amendment No. 3”) in response to and in accordance with the Staff’s comment on page 2 of Amendment No. 3.

Recent developments

Fourth Quarter and Full Year (Unaudited) Results, page 8

2.              Revise to disclose any bargain gains during the periods.

Response:    We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment on page 8 of Amendment No. 3.

The Offering

Use of proceeds, page 12

3.              Revise here and in the section “Use of proceeds” on page 62 to clarify what amounts, if any, that will be downstreamed as capital into your subsidiary banks.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment on pages 15 and 63 of Amendment No. 3.

Risk Factors, page 33

4.              We note your response to prior comment two in our letter dated January 9, 2014. Please revise the second sentence of the risk factor to state that the “correction of this error” and not the “change in accounting policy” resulted in reclassifications of certain balance sheet and income statement line items…etc. Also, please remove the reference that the error “was based on guidance from the FDIC.”

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment on page 34 of Amendment No. 3.

Recent Financial Developments, page 52

5.              We note the reversal of a portion of the deferred tax asset valuation allowance, which was initially recorded in conjunction with the First Place acquisition, during the quarter ended December 31, 2013. Please provide us with sufficient detailed information addressing the following:

•                  Explain how the amount of the partial valuation allowance amount reversed was determined in the fourth quarter;

•                  Address how the previously recorded valuation allowances, initially recorded at the acquisition date, related to loans, fixed assets, OREO and for the potential obligation to repurchase sold mortgage loans changed in the fourth quarter from the third quarter of fiscal 2013 and the reasons for these changes; and

•                  Address the appropriateness of recording the reversal in the quarter ended December 31, 2013.

Response:  As noted in our September 27, 2013 response letter to the Staff’s Comment Number 16, a valuation allowance of $24.5 million on the deferred tax asset was initially recorded based on our estimate of built-in losses more likely than not to be realized over the Section 382 five-year recognition period (or one year for items related to bad debt deductions).  In our January 21, 2014 response letter to the Staff’s Comment Number 3, we explained the partial reversal of the deferred tax asset valuation allowance of $6.0 million during the quarter ended September 30, 2013 and noted that it was largely due to a post-acquisition date reduction in our original estimates of projected realized built-in losses on loans (i.e. bad debt deductions) occurring in the one year period following the acquisition date.  During the quarter ended December 31, 2013, we reversed an additional $8.4 million of deferred tax asset valuation allowance, which is primarily due to lower actual realized built-in losses on loans (i.e. bad debt deductions) occurring during the quarter ended December 31, 2013 than our estimates at September 30, 2013.  Our estimated realized built-in losses as of our January 1, 2013 acquisition date were based on facts, circumstances and information, including economic conditions, available at the time we completed our initial day one acquisition accounting.  At both September 30, 2013 and December 31, 2013, our estimates of projected realized built-in losses were reduced due to the impact of actual results and improved economic conditions, which required us to reduce the valuation allowance. The primary components of the recorded valuation allowance and the reasons for the adjustments are described in detail below:

The $8.4 million reversal in the quarter ended December 31, 2013 results from the following specific factors:

Loans:  For tax purposes, realized built-in loss for items related to bad debt deductions is triggered upon final disposition of a loan or determination of the total worthlessness of a loan within the first year following the applicable change in control.  Resolution of loans resulting in recognition of bad debt deductions after the one year period following the acquisition are not subject to the Section 382 limitation and the tax benefits are more likely than not to be realized. At the acquisition date, we projected realized built-in losses on loans and established a related valuation allowance of $12.4 million. This valuation allowance was estimated based on the economic conditions that existed at the date of acquisition, and our expectations of the impact of those conditions on trends in the bankruptcy status of borrowers and realization of built-in losses on loans in the process of foreclosure.  At September 30, 2013, we reduced the valuation allowance related to loans by $4.4 million to $8.0 million. This reduction was driven primarily by the actual performance of the loans in our portfolio and our estimates of future performance through the year ended 2013, as well as improvements in economic conditions.  Our estimates of future performance through the year ended 2013 included an assumption that the pace of bankruptcy filings and foreclosure resolutions would accelerate in the fourth quarter of 2013 as customers worked toward resolution. At December 31, 2013, we reduced the valuation allowance related to loans by an additional $4.9 million, to $3.1 million. This reduction was appropriate as it was driven by the actual performance of the loans in our portfolio through December 31, 2013, which was the end of the one year period following the acquisition. The number of bankruptcy filings and foreclosures being resolved in the quarter ended December 31, 2013 was significantly less than what we anticipated at September 30, 2013.

The remaining valuation allowance of $3.1 million at December 31, 2013 relates to our estimate of non-bad-debt related built-in losses on the loan portfolio more likely than not to be realized during the remaining four years of the five year Section 382 recognition period.

Fixed Assets, OREO, and Repurchase Reserve:  The valuation allowance related to fixed assets was reduced by $300 thousand in the quarter ended December 31, 2013 due to changes in expected timing of fixed asset dispositions and tax depreciation expense subject to the Section 382 limitation. There was no change in the valuation allowance related to OREO or the potential obligation to repurchase sold mortgage loans during the quarter ended December 31, 2013.

Other Components:  The valuation allowance was further reduced by $3.2 million at December 31, 2013 as the reduction in expected realized built-in loss on loans resulted in increased expected utilization of other realized built-in loss and pre-ownership change net operating loss and tax credit carry forwards than what was estimated at September 30, 2013.

Directed Share Program, page 108

6.              Advise the staff as to how, when and by what means the participants will be contacted. In addition, noting that additional shares will be locked up, revise to add a Risk Factor to disclose the risk of the price declining when such shares’ lockup ends. Disclose the number to be locked up and the earliest date they may be released.

Response:  We have revised our existing risk factor regarding potential stock price declines beginning on page 47 of Amendment No. 3 in response to and in accordance with the Staff’s comment to address the revisions to the Risk Factor related the lockup.

In addition, we respectfully advise the Staff that we have internally compiled a list of potential directed share program participants, and that Keefe, Bruyette & Woods, through its affiliate, Stifel, Nicholas & Company, Incorporated (“Stifel”) is administering the program. To date, the Company has notified existing shareholders of the Company of the program.  Once a final preliminary prospectus is available, a licensed financial adviser at Stifel will reach out to those individuals via email and/or telephone to inform them of the opportunity to participate in the directed share program.  Invitees interested in the directed share program will be directed to contact the Stifel financial adviser for more information and to obtain a copy of the preliminary prospectus.  Indications of interest will then be taken.

Principal and Selling Shareholders, page 189

7.              Revise the narrative to state that no selling shareholders are broker/dealer or affiliates of any broker/dealer unless so indicated in the footnote.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment on page 190 of Amendment No. 3.

8.              Revise footnotes (15), (19), (20), (22), and (27) to disclose the person or persons with voting or investment control. See CD&I Question 140.02 from the Regulation S-K CD&I’s.

Response:  We have revised Amendment No. 3 in response to and in accordance with the Staff’s comment beginning on page 191 of Amendment No. 3.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings (“TDRs”), page F-8

9.              We note your response to prior comment six in our letter dated January 9, 2014. Please address the following:

•                  Provide us with your quantitative and qualitative materiality analysis which addresses each affected line item individually and in the aggregate for both the three and nine month periods of fiscal 2012;

•                  Confirm that there was no impact on fiscal 2011 as a result of the correction of the error;

•                  Revise to separately disclose the adjustments made to each affected line item for both the three and nine month periods of fiscal 2012;

•                  Revise the first sentence of the disclosure to state “the company corrected an error in its accounting for TDRs…”;

•                  Revise the first sentence to remove the reference that the error was “based on guidance from the Company’s primary regulator”;

•                  Revise the second sentence of the disclosure to state that “under the corrected accounting policy” and not the “revised accounting policy…”; and

•                  Revise the fourth sentence of the disclosure to state that “the correction of this error” and not the “change in policy” resulted in reclassifications of balance sheet and income statement line items…”

Response:  We corrected our financial statements for the three and nine month periods ended September 30, 2012, based on the results of our materiality analysis, which addressed both the impact of the error to each affected financial statement line item individually and each affected financial statement line item in the aggregate. The table below provides our quantitative assessment which shows the impact that the corrections had both on each individual line item and also the aggregate impact of all line items for the three and nine month periods ended September 30, 2012.  The quantitative assessment alone required the restatement of the financials as a result of the material impact on certain line items.

Talmer Bancorp, Inc.

Consolidated Balance Sheets

	September 30, 2012
(Dollars in thousands)	As Previously Determined	Effect of Adjustments	As Corrected	Percent impact
Loans:
Covered loans	$782,044	$(17,244)	$764,800	(2.20)%
Allowance for loan losses - covered	(59,565)	7,023	(52,542)	(11.79)
Net loans - covered	722,479	(10,221)	712,258	(1.41)
Net total loans	1,185,146	(10,221)	1,174,925	(0.86)
FDIC indemnification asset	241,723	7,872	249,595	3.26
Other assets	11,087	753	11,840	6.79
Total assets	2,215,372	(1,596)	2,213,776	(0.07)
Shareholders’ equity
Retained earnings	87,922	(1,596)	86,326	(1.82)
Total shareholders’ equity	363,642	(1,596)	362,046	(0.44)
Total liabilities and shareholders’ equity	2,215,372	(1,596)	2,213,776	(0.07)

Talmer Bancorp, Inc.

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, 2012				Nine months ended September 30, 2012
(Dollars in thousands, except per share data)	As Previously Determined	Effect of Adjustments	As Corrected	Percent impact	As Previously Determined	Effect of Adjustments	As Corrected	Percent impact

Interest income
Interest and fees on loans	$27,847	$1,878	$29,725	6.74%	$77,478	$3,795	$81,273	4.90%
FDIC indemnification asset	(5,640)	(329)	(5,969)	5.83	(10,015)	(1,434)	(11,449)	14.32
Total interest income	24,813	1,549	26,362	6.24	74,307	2,361	76,668	3.18
Net interest income	23,387	1,549	24,936	6.62	69,887	2,361	72,248	3.38
Provision (benefit) for loan losses - covered	5,838	2,765	8,603	47.36	36,770	(7,022)	29,748	(19.10)
Net interest income after provision for loan losses	18,249	(1,216)	17,033	(6.66)	31,186	9,383	40,569	30.09

Noninterest income
FDIC loss sharing income	1,964	1,796	3,760	91.45	26,667	(6,655)	20,012	(24.96)
Accelerated discount on acquired loans	3,960	276	4,236	6.97	18,281	(5,078)	13,203	(27.78)
Total noninterest income	14,683	2,072	16,755	14.11	68,161	(11,733)	56,428	(17.21)

Income before income taxes	7,889	856	8,745	10.85	23,368	(2,350)	21,018	(10.06)
Income tax provision (benefit)	2,476	275	2,751	11.11	7,536	(754)	6,782	(10.01)
Net income	5,413	581	5,994	10.73	15,832	(1,596)	14,236	(10.08)

Earnings per share:
Basic	$0.12	$0.01	$0.13	8.53	$0.34	$(0.03)	$0.31	(8.94)
Diluted	$0.11	$0.01	$0.12	8.88	$0.32	$(0.03)	$0.29	(9.26)

The error in the accounting was isolated to 2012 and was an intra-year issue corrected prior to finalizing the audit of the full-year 2012 financial statements and none of our prior year financial statements, including full-year 2011, were impacted.

We have revised Amendment No. 3 in response to and in accordance with the remainder of the Staff’s comments in Note 1, Basis of Presentation and Recently Adopted And Issued Accounting Standards, beginning on page F-8 of our unaudited financial statements.

We hope the foregoing information addresses the Staff’s comments regarding the referenced registration statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc:                                J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP